      As filed with the Securities and Exchange Commission on July 2, 2003
                                                  Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             Registration Statement
                                     Under
                           The Securities Act of 1933

                            HARRIS INTERACTIVE INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   16-1538028
                       (IRS Employer Identification No.)

                              135 Corporate Woods
                           Rochester, New York 14623
                                 (585) 272-8400
         (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

           Gordon S. Black                             with a copy to:
    Chairman and Chief Executive Officer             Beth Ela Wilkens, Esq.
         Harris Interactive Inc.                        Harris Beach LLP
          135 Corporate Woods                            99 Garnsey Road
        Rochester, New York 14623                   Pittsford, New York 14534
             (585) 272-8400                              (585) 419-8800
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE



                                                    Proposed Maximum
  Title of Securities to         Amount to be       Offering Price Per     Proposed Maximum Aggregate         Amount of
     be Registered               Registered(1)          Share(2)           Amount of Offering Price(2)    Registration Fee(2)
  ----------------------         -------------      ------------------     ---------------------------    ------------------
Common Stock, $.001 par value     10,799,836             $6.43                     $69,442,946                 $5,618


(1) Pursuant to Rule 416, additional shares of common stock are being registered as may be issuable pursuant to the antidilution provisions of options to acquire our common stock.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based on the average of the high and low sale prices of the Common Stock on the Nasdaq National Market System on June 26, 2003.


                         -------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                          -----------------------------

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to completion, dated July 2, 2003

-------------------------------------------------------------------------------

                             Preliminary Prospectus

                       10,799,836 Shares of Common Stock

                            HARRIS INTERACTIVE INC.

         This prospectus relates to resales of 10,799,836 shares of our common stock previously issued by us or issuable upon the exercise of certain options granted by us. This prospectus may be used by the holders of those shares to resell the shares issued to them. See "Selling Security Holders".

         The selling security holders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer any or all of the shares covered hereby from time to time through public or private transactions at fixed prices which may be changed, at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. We will not receive any of the proceeds from the sales of our common stock by the selling security holders. See "Plan of Distribution".

         Our common stock is traded on the Nasdaq National Market under the symbol HPOL. On June 30, 2003, the last reported sale price of our common stock as reported on the Nasdaq National Market was $6.46.

         Our principal executive offices are located at 135 Corporate Woods, Rochester, New York 14623, and our main telephone number is (585) 272-8400.

         Investing in our common stock involves risks. See the sections entitled "Risk Factors" in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties that you should consider.

-------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is _________, 2003.

                                TABLE OF CONTENTS


The Company .....................................................    2
Selling Security Holders ........................................    3
Use of Proceeds .................................................    5
Plan of Distribution ............................................    5
Legal Matters ...................................................    7
Experts .........................................................    7
Special Note Regarding Forward-Looking Statements................    7
Where You Can Find More Information .............................    8
Incorporation of Certain Documents by Reference .................    8
Annex A .........................................................  F-1
Annex B .........................................................  B-1


                                   THE COMPANY

         Harris Interactive Inc., a Delaware corporation (Nasdaq: HPOL), together with its subsidiaries, is a leading market research, polling and consulting firm, which uses Internet-based and traditional methodologies to provide its worldwide customers with critical market knowledge in many industries. Known for the Harris Poll(R), we have over 45 years of experience in providing our clients with information about the views, experiences and attitudes of people worldwide. Our Internet-based and traditional market research and polling services include:

         o research studies conducted on specific issues for specific customers (Custom Research);

         o research studies on issues of general interest developed and sold to numerous clients (Multi-Client Research); and

         o   research conducted for other research firms (Service Bureau
             Research).

         In September 1997, we began developing our Internet panel and our proprietary technology infrastructure to provide our clients with online market research and polling products and services. Our Internet panel presently consists of several million individuals who have voluntarily agreed to participate in various online market research and polling studies. We believe that our Internet panel is larger than those of any of our competitors. Consequently, we believe that we are the leading Internet-based market research and polling firm in the world. Our extensive Internet panel and proprietary technology infrastructure enable us to offer Internet-based market research and polling products and services which meet our clients' needs for fast, comprehensive and accurate information.

         Historically, we provided our market research services exclusively through traditional methodologies, including direct mail, telephone surveys, mall intercepts, focus groups and in-person interviews. We believe, however, that the Internet is changing the market research and polling industry. Accordingly, we have made, and will continue to make, significant expenditures in the development of our technology platform, our Internet panel and management and staff to continue to lead the transformation of the market research and polling industry to an Internet-based platform.

         On November 1, 2001, we acquired all of the issued and outstanding shares of common stock, par value $.001 per share of Total Research Corporation, a Delaware corporation, pursuant to an agreement and plan of merger, dated as of August 5, 2001, by and among us, Total Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of ours, and Total Research Corporation. Under the merger agreement, Total Merger Sub was merged with and into Total Research Corporation, with Total Research Corporation continuing as the surviving corporation and as a direct, wholly owned subsidiary of ours.

         For additional information regarding our business, see our filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under "Where You Can Find More Information," below. Among other things, the business description in our Annual Report on Form 10-K for fiscal year 2002, which we filed with the Securities and Exchange Commission on September 30, 2002, contains beginning at page 20 a discussion of business, regulatory and other risks to which we are subject. Additionally, this prospectus includes, as Annex A, a copy of the consolidated balance sheets of Total Research Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001, and as Annex B, a copy of the consolidated balance sheets of Total Research Corporation and subsidiaries as of September 30, 2001 and June 30, 2001, and the related statements of income and cash flows for the fiscal quarters ended September 30, 2001 and September 30, 2000.

                            SELLING SECURITY HOLDERS

         Of the shares of our common stock registered for resale hereunder, 10,759,836 shares were originally issued by us to the selling security holders in private placement transactions prior to our initial public offering. In connection with our issuance of those shares, we granted the selling security holders registration rights under registration rights agreements we entered into with them. The remaining 40,000 shares of our common stock registered for resale hereunder are issuable upon the exercise of options granted by us to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. The options vest and become exercisable ratably over 36 consecutive months (at a rate of 1/36th per month), beginning one month from the date of grant. Thomas D. Berman, a non-employee director on our board of directors, was entitled to receive the options as compensation for his service as a non-employee director, but waived the options in favor of the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. Mr. Berman is a principal and a beneficial owner of Adams Street Partners, LLC ("ASP"), a private equity firm. UBS Global Asset Management (Americas) Inc. (formerly known as Brinson Partners, Inc.) ("UBS Global") owns a non-controlling interest in ASP. UBS Global, with ASP as its sub-advisor, acts as investment advisor to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P., selling security holders hereunder, and has shared voting and investment power over their shares of our common stock.

         Under the terms of the registration rights agreements we entered into with the selling security holders, the selling security holders are entitled to demand registration of shares of common stock held by them, including shares issuable upon exercise of options. The registration of these shares does not necessarily mean that the selling security holders will sell any or all of the shares.

         The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of our common stock by each of the selling security holders as of June 27, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock.

                                  Beneficially Owned Prior to       Offered Hereby       Beneficially Owned After
                                          Offering(1)                                         Offering(1)(2)
                              ------------ ----------------------- ----------------- -------------- -------------------
                               Number of      % of Total Shares         Number of       Number of     % of Total Shares
Name                            Shares          Outstanding              Shares          Shares         Outstanding
----                          ------------    -----------------        -----------      --------       --------------
----------------------------- ------------ ----------------------- ----------------- -------------- -------------------
Virginia Retirement            9,218,524           16.91%             9,218,524            --              --
System(3)(4)(5)
----------------------------- ------------ ----------------------- ----------------- -------------- -------------------
Brinson MAP Venture Capital     203,577              *                 203,577             --              --
Fund III(3)(4)(6)
----------------------------- ------------ ----------------------- ----------------- -------------- -------------------
BVCF III, L.P.(3)(4)(7)        1,248,177           2.29%              1,248,177            --              --
----------------------------- ------------ ----------------------- ----------------- -------------- -------------------
Riedman Corporation(8)          129,558              *                 129,558             --              --
----------------------------- ------------ ----------------------- ----------------- -------------- -------------------

*  Less than 1%.
(1) Based on 54,419,558 shares outstanding on June 27, 2003. Shares of common stock subject to options that are exercisable within 60 days of June 27, 2003 are deemed beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.
(2) Assuming all shares offered hereby are sold. We do not know when or in what amounts a selling security holder may offer shares for sale, or whether the selling security holders will sell any of their shares. For these reasons, we cannot estimate the number of shares that will be held by the selling security holders after completion of this offering. For purposes of this table, we have assumed that, upon completion of this offering, none of the shares covered by this prospectus will be held by the selling security holders.
(3) UBS Global Asset Management (Americas) Inc. (formerly known as Brinson Partners, Inc.) ("UBS Global"), with Adams Street Partners, LLC, a private equity firm ("ASP"), as its sub-advisor, acts as investment advisor to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. and has shared voting and investment power over their shares of Harris Interactive common stock. UBS Global and ASP disclaim beneficial ownership of these shares. In a Schedule 13G (Amendment No. 5) filed with the SEC on February 14, 2003, UBS AG reported an indirect beneficial ownership in the shares held by UBS Global by reason of UBS AG's ownership of UBS Global and UBS (USA) Inc., a parent holding company of UBS Global. Both UBS Global and UBS AG disclaim beneficial ownership of such securities.
(4) ASP was formed from the former private equity group of UBS Global and is 24.9% owned by UBS Global. As stated in ASP's Form ADV, Part II (dated May 16, 2002), ASP operates in a committee decision format structure. Accordingly, Mr. Berman participates in investment advisory decisions, by committee structure, with other personnel of ASP with respect to the voting and investment power over the shares of the Virginia Retirement System, the Brinson MAP Venture Capital Fund III and BVCF III, L.P. Mr. Berman is also a member of Brinson Venture Management LLC, the special limited member of BVCF III, L.P. By virtue of Mr. Berman's membership interest in Brinson Venture Management LLC, he has an indirect pecuniary interest in BVCF III, L.P. equal to less than 1%. In addition, by virtue of carried interest fee arrangements between Brinson Venture Management LLC and BVCF III, L.P., Mr. Berman may be deemed to have an indirect pecuniary interest in the common stock owned by BVCF III, L.P. Mr. Berman disclaims beneficial ownership of the shares owned by these entities, except to the extent of his pecuniary interest, if any.
(5) Includes 34,556 shares underlying options held by the Virginia Retirement System. As of June 27, 2003, 17,278 of such options were immediately exercisable and an additional 1,920 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.
(6) Includes 764 shares underlying options held by Brinson MAP Venture Capital Fund III. As of June 27, 2003, 382 of such options were immediately exercisable, and an additional 42 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.
(7) Includes 4,680 shares underlying options held by BVCF III, L.P. As of June 27, 2003, 2,340 of such options were immediately exercisable, and an additional 260 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.
(8) James R. Riedman, a member of our board of directors, is the President, director and a principal stockholder of Riedman Corporation.

         Except as indicated in the footnotes to the table, none of the selling security holders has held any position or had any other material relationship with us or any predecessor or affiliate of ours within the past three years other than as a result of the ownership of our common stock or other securities.

                                 USE OF PROCEEDS

         The selling security holders will receive all of the proceeds of the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling security holders.

                              PLAN OF DISTRIBUTION

         We are registering 10,799,836 shares of our common stock to permit secondary trading of such shares by the holders thereof. As used in this prospectus, "selling security holders" includes the selling security holders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus.

         We will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, other than underwriting discounts and selling commissions. We will pay the reasonable fees and expenses of one counsel to the selling security holders selected jointly by them, and all additional fees and expenses of counsel and other advisors to the selling security holders will be paid by the selling security holders. We will not receive any proceeds from the sale of the shares of our common stock covered hereby. The selling security holders will bear all commissions and discounts, if any, attributable to sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

         The selling security holders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all of the shares they are allowed to sell under this prospectus. The selling security holders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling security holders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling security holders may sell their shares at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling security holders in one or more types of transactions, which may include:

         o one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

         o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

         o ordinary brokerage transactions or transactions in which a broker solicits purchases;

         o on the Nasdaq National Market or on any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of the sale;

         o        in the over-the-counter market;

         o through the writing of options, whether the options are listed on an options exchange or otherwise; or

         o any combination of the foregoing, or any other available means allowable under applicable law.

         Additionally, the selling security holders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling security holders. The selling security holders also may sell shares short and redeliver shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in the resales.

         In connection with sales of our common stock covered hereby, the selling security holders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Accordingly, any profits realized by the selling security holders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling security holders for the purpose of satisfying the prospectus delivery requirements. Pursuant to registration agreements entered into by us and the selling security holders, we and the selling security holders have agreed to indemnify each other against certain liabilities arising under the Securities Act of 1933 in connection with the registration of shares of common stock being offered by the selling security holders.

         In addition, any shares of a selling security holder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

         The selling security holders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling security holders. These restrictions may affect the marketability of such shares.

         In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

         To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of each such selling security holder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction. We have agreed to use reasonable efforts to keep this registration statement effective for a period of 180 days.

         This offering will terminate on the earlier of 180 days after the effective date of this registration statement or the date on which all shares of our common stock offered hereby have been sold by the selling security holders.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon by Harris Beach LLP, Pittsford, New York. Beth Ela Wilkens, a partner of Harris Beach LLP, holds options to purchase 28,000 shares of Harris Interactive common stock.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Harris Interactive Inc. for the fiscal year ended June 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements and schedule of Total Research Corporation at June 30, 2001 and 2000, and for each of the three years in the period ended June 30, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. These statements anticipate results based on management's plans that are subject to uncertainty. The forward-looking statements may address, among other things, our strategy for growth, market position, expenditures and financial results.

        These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in the documents incorporated by reference in this prospectus.

         We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any report, statement or other information that we file with the Securities and Exchange Commission ("SEC") at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

         Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of those materials by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         In addition, the filings we make with the SEC are available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov. our common stock is traded on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 2006. You may also inspect reports and other information concerning us on our web site, at http://www.harrisinteractive.com. Information on our web site does not constitute part of this prospectus.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the shares of our common stock offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information set forth in that registration statement and the exhibits and schedules thereto. For further information relating to us and to the shares of our common stock offered hereby, you should review the registration statement and the exhibits and schedules thereto. You may obtain copies of that registration statement, and any amendments to that document, from the SEC in the manner described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all documents subsequently filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and before the offering is terminated.

         The following documents, which have been filed by us with the Securities and Exchange Commission (SEC File No. 000-27577):

         o        Our Annual Report on Form 10-K for the fiscal year ended June
                  30, 2002.

         o Our Definitive Proxy Statement on Schedule 14A, filed on October 15, 2002.

         o Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003.

         o        Our Current Reports on Form 8-K filed on May 1, 2003 and May
                  8, 2003.

         o The description of our common stock contained in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934, which became effective as of December 6, 1999, including any amendments or reports filed for the purpose of updating such description.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with any different or additional information. No offer regarding these securities is made in any state where such an offer is not permitted. You should not assume that the information in this prospectus, in any prospectus supplement or in any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

         The information that we have incorporated by reference into this prospectus is available to you without charge upon your written or oral request. Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus at the following address and telephone number:

         Bruce A. Newman,
           Corporate Secretary and Chief
           Financial Officer
         Harris Interactive Inc.
         135 Corporate Woods
         Rochester, New York 14623
         (585) 272-8400

         Non-GAAP Financial Measures Incorporated by Reference

         In our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002, incorporated by reference into this prospectus as described above, we reported EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), which is a non-GAAP financial measure as defined under SEC Regulation G. The Company has reported EBITDA because management believes that EBITDA, although not a GAAP measurement, is widely understood and is an additional tool that assists investors in evaluating current operating performance of the business without the effect of the non-cash depreciation and amortization expenses. Management internally monitors EBITDA to monitor cash flow unencumbered by non-cash items. While instructive, EBITDA should be considered in addition to, rather than as a substitute for, operating income, net income or cash flows from operations or any other GAAP measure of performance or liquidity.

         As we reported in our Form 10-Q for the fiscal quarter ended December 31, 2002, globally, for the three and six month periods ended December 31, 2002, EBITDA was $3.3 million, or 10% of revenue, and $5.5 million, or 9% of revenue, respectively, as reconciled with the most directly comparable financial measure calculated in accordance with GAAP within the following table. In the U.S. alone, for the three and six month periods ended December 31, 2002, EBITDA was $3.1 million, or 11% of revenue, and $4.9 million, or 10% of revenue, respectively, as reconciled with the most directly comparable financial measure calculated in accordance with GAAP within the following table.

                                         Three months ended         Six months ended
                                             December 31,             December 31,
                                                2002                      2002
                                             (in 000's)                (in 000's)
                                       ---------------------     ---------------------
                                          U.S.        Total         U.S.        Total

Net Income (loss)                      $  1,955     $  2,054     $  2,817     $  3,068

Less: interest and other income, net       (159)        (130)        (313)        (279)

Plus: income tax expense                   --           --           --           --

Plus: depreciation and amortization       1,254        1,389        2,434        2,709

EBITDA                                    3,050        3,313        4,938        5,498

Revenue                                  25,681       32,468       48,477       62,797

Net income (loss) as a % of revenue           8%           6%           6%           5%

EBITDA as a % of revenue                     11%          10%          10%           9%


                                     ANNEXES

         Because the operating results of Total Research Corporation have not yet been reflected in our audited consolidated financial statements for a complete fiscal year, we have included in this prospectus certain historical financial information regarding Total Research Corporation, which we acquired in November 2001. Set forth in Annex A are the audited consolidated balance sheets of Total Research Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. This information was included in Total Research Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the SEC on August 30, 2001. Set forth in Annex B are the consolidated balance sheets of Total Research Corporation and subsidiaries as of September 30, 2001 and June 30, 2001, and the related statements of income and cash flows for the fiscal quarters ended September 30, 2001 and September 30, 2000.

                                     Annex A

         Audited Consolidated Balance Sheets and Statements of Income, Stockholders' Equity and Cash Flows


                          REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and
Stockholders of Total Research
Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Total Research Corporation and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Research Corporation and Subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                     /s/ERNST & YOUNG, LLP

MetroPark, New Jersey
August 17, 2001

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                          Consolidated Balance Sheets
                                    June 30,

                                                                                      2001            2000
                                                                                  ------------    ------------
Assets
Current assets
Cash and cash equivalents                                                         $  2,307,922    $  6,711,882
Accounts receivable, less allowance for
   doubtful accounts of $230,000 and
   $182,000, as of June 30, 2001 and 2000, respectively                             11,196,950      10,373,705
Costs and estimated earnings in excess of
   billings on uncompleted contracts                                                 3,689,474       3,170,375
Deferred income taxes                                                                  219,911         250,960
Prepaid expenses and other current assets                                            1,605,676       2,582,053
                                                                                  ------------    ------------
Total current assets                                                                19,019,933      23,088,975

Fixed assets, less accumulated depreciation of $6,566,000 and $5,576,000, as of
   June 30, 2001 and 2000, respectively                                              3,834,610       4,258,360
Goodwill, net of accumulated amortization of $924,000 and $ 587,000, as of
   June 30, 2001 and 2000, respectively                                              5,609,812       7,142,414
Other assets                                                                           744,952         629,438
                                                                                  ------------    ------------
                                                                                  $ 29,209,307    $ 35,119,187
                                                                                  ============    ============

Liabilities and stockholders' equity
Current liabilities
Current maturities of long-term debt                                              $    949,953    $  3,438,318
Accounts payable                                                                     3,884,920       4,594,780
Accrued expenses and other current liabilities                                       4,764,035       4,315,844
Billings in excess of costs and estimated earnings                                   4,129,006       6,200,373
Income taxes payable                                                                   531,824         474,586
                                                                                  ------------    ------------
Total current liabilities                                                           14,259,738      19,023,901

Deferred income taxes                                                                  120,427          52,396
Other long-term liabilities                                                            452,617         369,376
Debt, less current maturities                                                             --         3,702,493
Minority interest                                                                         --            65,558

Commitments and contingencies - Note 7

Stockholders' equity
Common stock authorized 50,000,000 shares
   $.001 par value, 13,817,000 and 12,615,000 shares issued
   as of June 30, 2001 and 2000, respectively                                           13,817          12,615
Additional paid-in capital                                                           9,300,624       7,644,929
Retained earnings                                                                    7,101,111       5,051,566
Officer loan                                                                          (500,000)           --
Accumulated other comprehensive loss                                                  (592,900)       (128,146)
                                                                                  ------------    ------------
                                                                                    15,322,652      12,580,964

Less: treasury stock, at cost                                                         (946,127)       (675,501)
                                                                                  ------------    ------------
Total stockholders' equity                                                          14,376,525      11,905,463
                                                                                  ------------    ------------

Total liabilities and stockholders' equity                                        $ 29,209,307    $ 35,119,187
                                                                                  ============    ============

                 See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                       Consolidated Statements of Income
                          For the Years Ended June 30

                                                 2001            2000            1999
                                            ------------    ------------    ------------
Revenues                                    $ 53,781,846    $ 50,755,769    $ 41,561,835
Direct costs                                  25,046,782      25,028,136      20,450,287
                                            ------------    ------------    ------------

Gross profit                                  28,735,064      25,727,633      21,111,548

Operating expenses                            25,303,916      22,738,922      17,801,453

Unusual charge                                   145,000            --           320,000
                                            ------------    ------------    ------------

Income from operations                         3,286,148       2,988,711       2,990,095

Interest income, net                             114,397         152,128         230,462

Minority interest in income of subsidiary       (144,505)        (34,775)           --
                                            ------------    ------------    ------------
Income before provision
  for income taxes                             3,256,040       3,106,064       3,220,557

Provision for income taxes                     1,206,495       1,189,436       1,244,820
                                            ------------    ------------    ------------

Net income                                  $  2,049,545    $  1,916,628    $  1,975,737
                                            ============    ============    ============

Earnings per share
 Basic                                      $       0.16    $       0.16    $       0.17
 Diluted                                    $       0.16    $       0.14    $       0.16

Weighted average common shares
Outstanding         - Basic                   12,868,097      12,334,925      11,586,010
                    - Diluted                 13,171,606      13,579,232      12,693,423



                 See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         COMMON STOCK                                                       TREASURY STOCK
                                ------------------------------                                      -----------------------------
                                                                   ACCUMULATED
                                                       ADDITIONAL    OTHER                                                TOTAL
                               SHARES                   PAID-IN   COMPREHENSIVE RETAINED     OFFICER                   STOCKHOLDERS'
                               ISSUED      AMOUNT       CAPITAL      INCOME     EARNINGS      LOAN   SHARES     AMOUNT    EQUITY
                               ------      ------       -------      ------     --------      ----   ------     ------    ------
Balance - June 30, 1998      10,476,108  $ 10,476  $ 4,172,904    $ 22,602    $1,159,201    $    -  92,930  $(287,717)  $5,077,466
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Exercise of options             285,500       286      259,906           -             -         -  98,949  (371,971)    (111,779)

Tax benefit - exercise of
      options                         -         -      272,420           -             -         -       -          -     272,420

Shares issued to group of
      investors               1,000,000     1,000    1,922,552           -             -         -       -          -   1,923,552

Translation adjustment                -         -            -     (58,527)            -         -       -          -     (58,527)

    Net income                        -         -            -           -     1,975,737                            -   1,975,737
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Balance-June 30, 1999        11,761,608    11,762    6,627,782     (35,925)    3,134,938         - 191,879  (659,688)    9,078,869
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Exercise of options             853,000       853      506,888           -             -         -   4,535   (15,813)     491,928

Tax benefit - exercise of
   options                            -         -      510,259           -             -         -       -          -     510,259

Translation adjustment                -         -            -     (92,221)            -         -       -          -     (92,221)

    Net income                        -         -            -           -     1,916,628         -       -          -   1,916,628
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Balance-June 30, 2000        12,614,608    12,615    7,644,929    (128,146)    5,051,566         - 196,414  (675,501)  11,905,463
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Exercise of options           1,202,275     1,202    1,135,904           -             -         -  84,189  (270,626)     866,480

Tax benefit - exercise of
      options                         -         -      519,791           -             -         -       -          -     519,791

Loan to officer                       -         -            -           -             -  (500,000)       -          -   (500,000)

Unrealized loss on investment          -         -           -     (33,200)            -         -       -          -     (33,200)

Translation adjustment                -         -            -    (431,554)            -         -       -          -    (431,554)

    Net income                        -         -            -           -     2,049,545         -       -          -   2,049,545
                             ----------  --------   ----------   ----------  ----------- ---------- -------- --------   ----------

Balance-June 30, 2001        13,816,883  $ 13,817   $9,300,624   $(592,900)  $ 7,101,111 $(500,000) 280,603 $(946,127) $14,376,525
                             ==========  ========   ==========   ==========  =========== ========== ======== ========  ===========

                 See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEARS ENDED JUNE 30,


                                                              2001           2000           1999
                                                          -----------    -----------    -----------
Net income                                                $ 2,049,545    $ 1,916,628    $ 1,975,737
ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH PROVIDED BY OPERATING ACTIVITIES
     Depreciation                                           1,337,814        859,853        776,371
     Amortization                                             423,206        346,358        343,250
     Deferred income taxes                                     99,080        395,436         10,100
     Minority interest in income of subsidiaries              144,505         34,775           --
TAX BENEFIT FROM EXERCISE OF STOCK OPTIONS                    519,791        510,259        272,420
CHANGES IN OPERATING ASSETS AND LIABILITIES
     Accounts receivable                                     (823,245)    (3,305,506)      (616,654)
     Costs and estimated earnings in excess of billings
        on uncompleted contracts                             (519,099)        77,895     (2,047,005)
     Prepaid expenses and other current assets                976,377     (1,996,791)       130,114
     Other assets                                            (130,597)       (85,490)      (463,103)
     Accounts payable                                      (1,639,646)       556,214        652,857
     Accrued expenses and other current liabilities           446,517        802,906        678,878
     Billings in excess of costs and estimated
        earnings                                           (2,071,367)     2,826,708        (20,880)
     Income taxes payable                                      57,237       (239,473)       420,888
     Other long-term liabilities                              (55,949)      (396,870)       232,398
                                                          -----------    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     814,169      2,302,902      2,345,371
                                                          -----------    -----------    -----------
Cash flows from investing activities
Purchases of equipment and lease improvements              (1,017,901)    (2,438,187)    (1,274,609)
Acquisition of Romtec, net of cash acquired                      --       (2,557,230)          --
Net proceeds from sale of joint venture                     2,124,902           --             --
                                                          -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         1,107,001     (4,995,417)    (1,274,609)
                                                          -----------    -----------    -----------

Cash flows from financing activities
Payments on bank borrowings                                (4,200,000)      (398,693)       282,027
Payments under capital leases                                 (70,873)          --             --
Payments to note holders                                   (1,989,184)          --             --
Proceeds from bank borrowing                                     --        4,200,000           --
Proceeds from issuance of common stock                        404,475        777,051      1,811,774
Purchase of treasury stock                                    (37,994)      (285,123)          --
                                                          -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (5,893,576)     4,293,235      2,093,801
                                                          -----------    -----------    -----------

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH              (431,554)       (92,221)       (58,527)
                                                          -----------    -----------    -----------

NET (DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS                                            (4,403,960)     1,508,499      3,106,036

Cash and cash equivalents - beginning of year               6,711,882      5,203,383      2,097,347
                                                          -----------    -----------    -----------
Cash and cash equivalents  - end of year                  $ 2,307,922    $ 6,711,882    $ 5,203,383
                                                          ===========    ===========    ===========

Supplemental disclosures of cash flow information
Income taxes paid                                         $   100,000    $ 1,976,378    $   493,310
Interest paid                                             $   254,039    $    80,309    $    43,789

Supplemental disclosure of non-cash financing activity
Exchange of common stock as payment for
   exercised stock options                                $   232,632    $    15,813    $   371,971
Romtec seller notes                                       $      --      $ 3,057,477           --
Purchases of equipment through capital lease              $      --           70,873
Assumption of liabilities in Teligen acquisition          $   929,786           --             --


                 See notes to consolidated financial statements.

NOTE 1 -THE COMPANY

The Company performs marketing research and marketing services for various Fortune 100 companies in a broad spectrum of industries. No single customer accounted for more than 10 percent of the Company's revenues and 10 percent of accounts receivable in the year ended June 30, 1999. For the year ended June 30, 2000, one customer accounted for 21 percent of total revenues of the Company. For the year ended June 30, 2001, two customers each accounted for 11 percent of revenues and one accounted for 11 percent of accounts receivable.

The Company services these clients through its United States locations in Princeton, New Jersey; Minneapolis, Minnesota; Tampa, Florida; and its overseas locations in London, England.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company employs the percentage of completion method of accounting to report its revenues on its single-client studies, while on multi-client studies it recognizes revenues when the results are delivered to its clients. Clients are generally billed in accordance with the terms of the applicable contracts, which are not necessarily indicative of the stage of completion of the project.

For single-client studies, the stage of completion and earned revenues are determined for each project for the applicable period. The amount by which the work completed exceeds billings to clients is carried as a current asset on the Company's balance sheet and is shown as "costs and estimated earnings in excess of billings on uncompleted contracts". Where billings exceed work completed, the amounts are carried on the Company's balance sheet as a current liability and are shown as "billings in excess of costs and estimated earnings."

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of inter-company accounts and transactions.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash equivalents include certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets: three years for software development and five to ten years for office equipment and fixtures. Leasehold improvements are amortized over the shorter of the economic lives or the underlying lease term.

DEFERRED RENT

The excess of lease payments on a straight-line basis over the actual monthly payments is recorded as deferred rent, which will reverse in future periods. Included in other long-term assets is deferred rent of approximately $53,300 and $9,550, at June 30, 2001 and 2000. Included in other long-term liabilities is deferred rent of approximately $46,016 and $25,500, at June 30, 2001 and 2000, respectively.

GOODWILL

Goodwill has been recorded in relation to the excess of the purchase price over the fair values of the identified assets acquired. The Company amortizes goodwill over periods ranging from 20 to 25 years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the underlying business. Impairment adjustments will be recorded if the sum of expected future net cash flows is less than the carrying amount of the goodwill.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The provision for income taxes includes Federal, foreign, state and local income taxes. The unremitted earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and are not expected to be remitted to the parent company. Calculation of any possible future tax liabilities is not practical.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations or expected to be disposed when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. As of June 30, 2001, no impairments have occurred.

STOCK-BASED COMPENSATION

As permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee option plans. Under APB 25, no compensation expense is recognized at the time of option grant if the exercise price of the Company's employee stock option equals or exceeds the fair market value of the underlying common stock on the date of grant.

EARNINGS PER SHARE

Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share". The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding of 303,509, 1,244,307 and 1,107,413 for each of the years ended June 30, 2001, June 30, 2000 and June 30, 1999, respectively, relates entirely to employee stock options.

FOREIGN CURRENCY TRANSLATION

All balance sheet accounts of foreign subsidiaries, all of which are located in Europe, have been translated at exchange rates in effect at the balance sheet date. Income statement amounts have been translated at average rates of exchange in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been recorded within other comprehensive income.

Comprehensive income for the years ended June 30 consisted of:

                                2001           2000           1999
                         -----------    -----------    -----------
Net income               $ 2,049,545    $ 1,916,628    $ 1,975,737
Translation adjustment      (431,554)       (92,221)       (58,527)
Unrealized Gain (Loss)       (33,200)          --             --
                         -----------    -----------    -----------
Comprehensive Income     $ 1,584,791    $ 1,824,407    $ 1,917,210
                         ===========    ===========    ===========

NOTE 3. ACQUISITIONS AND DISPOSITION

In May of 2000, the Company acquired Romtec Plc and its subsidiary ("Romtec"), a European Internet research and marketing services company. The total acquisition price consisted of cash and notes amounting to a maximum of $7.2 million. The excess of the purchase price and direct acquisition costs over the fair value of the net assets acquired was calculated as follows (approximately):

Cash paid at closing                        $4,100,000
Notes due to Seller (See Note 6)             3,100,000
                                             ---------

         Total Purchase Price                                 $7,200,000
Fair value of net assets acquired                              1,800,000
                                                              ----------
Excess purchase price                                          5,400,000
Direct acquisition costs                                         200,000
                                                              ----------
Total goodwill                                                $5,600,000
                                                              ==========

The acquisition was accounted for as a purchase, and the operations of Romtec are included in the accompanying consolidated statements of income from the purchase date. The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Romtec had a 51 percent interest ownership in its subsidiary, Romtec GfK. The total amount of goodwill is being amortized on a straight-line basis over 25 years. In addition, the acquisition was completed through a newly formed, wholly-owned subsidiary, Total Research Holdings Limited.

On April 4, 2001, the Company acquired Teligen Limited, a UK-based market research and consultancy company for (pound)2 plus the assumption of liabilities of $930,000 which resulted in goodwill of $930,000 which is being amortized over 25 years. The acquisition was accounted for as a purchase and the results of operations have been included in the accompanying consolidated statements of income from the purchase date through June 30, 2001.

On June 29, 2001, the Company sold its 51 percent interest in the Romtec GfK joint venture to GfK, a German based market research company, for $2.3 million which equaled the net book value at the transaction date, primarily consisting of $2.1 million of goodwill. The Company had acquired its 51 percent interest in connection with the Romtec acquisition described above.

The following table presents the unaudited pro forma consolidated results of operations for the years ended June 30, 2001, 2000 and 1999 as if the above Romtec acquisition had occurred on July 1, 1998, as if the Teligen acquisition had occurred on July 1, 1999 and as if the Romtec GfK disposition had occurred on July 1, 2000:

                                   UNAUDITED

                                         2001             2000             1999
                               --------------   --------------   --------------
Sales                          $   53,335,000   $   52,029,000   $   48,563,000
Net income                          1,413,000        1,587,000        2,035,000
Basic net income per share               0.11             0.13             0.18
Diluted net income per share             0.11             0.12             0.16

The pro forma amounts reflect amortization of the excess of purchase price over the net assets acquired and the related tax effect. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

NOTE 4 - CONCENTRATION OF CASH BALANCE

At June 30, 2001, a cash balance of $1,989,092 is maintained in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). This balance exceeds the insured amount of $100,000.

NOTE 5 - FIXED ASSETS

                                             June 30,
                                         2001          2000
                                     -----------   -----------

Office equipment and fixtures        $ 8,072,359   $ 7,983,218

Software development                   1,400,144       894,111

Leasehold improvements                   927,631       956,935
                                     -----------   -----------

                                      10,400,134     9,834,264
Less: accumulated depreciation and
  amortization of fixed assets         6,565,524     5,575,904
                                     -----------   -----------
                                     $ 3,834,610   $ 4,258,360
                                     ===========   ===========

Depreciation expense for the years ended June 30, 2001, 2000 and 1999 was approximately $1,338,000, $860,000 and $776,000, respectively. Amortization expense for the years ended June 30, 2001, 2000 and 1999 was approximately $423,000, $346,000 and $343,000, respectively.

NOTE 6 - DEBT

Long-term debt consists of the following:

                                               June 30,
                                         2001            2000
                                    -------------   -------------

Summit Bank credit agreement
    Facility "A"                                    $   3,383,334
    Facility "B"                                          700,000
Bank overdraft facility                                      --
Note payable - Romtec acquisition   $     949,953       3,057,477
                                    -------------   -------------
                                                        7,140,811
Less current portion                      949,953       3,438,318
                                    -------------   -------------
Long-term portion of debt           $        --     $   3,702,493
                                    =============   =============

The Company has a credit agreement with Fleet/Summit Bank, located in Princeton, NJ. The credit agreement consists of two facilities with aggregate borrowing availability of up to $10 million. Facility "A" is a term loan and was designated for the acquisition of Romtec (acquired May 12, 2000), a wholly owned subsidiary of the Company, and is capped at $3,500,000. Borrowings under Facility "A" were $ 0 and $3,383,334 at June 30, 2001 and 2000. Facility "B" is a line of credit and is designated for working capital purposes, and is capped at the difference between $10 million less the balance of Facility

"A". Borrowings under Facility "B" were $0 and $700,000 at June 30, 2001 and 2000. The interest rate for the entire credit agreement is prime plus one-half percent

As of June 30, 2001, the Company was in compliance with all financial covenants.

In addition, the Company has a bank overdraft facility of (pound)400,000 (approximately $566,000 U.S. dollars) with Barclays Bank, its London bank. The borrowings are charged at a rate of 3 percent above the UK base Rate. At June 30, 2001 and 2000, borrowings were (pound)0 against this overdraft facility.

In connection with the acquisition of Romtec as described in Note 3, the Company had a note payable to the Seller in the total amount of $3,057,477. Of this amount, $2,038,318 was a guaranteed payment which was made on the first anniversary of the acquisition. The remaining amount of $949,953 is to be made on the second anniversary of the acquisition and may be adjusted should Romtec fall short of specified operating targets. The Company believes such operating targets will be met.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is committed under various leases for office space. In addition, the Company subleases a portion of its office premises. Approximate future minimum rental payments and sublease rentals under non-cancelable leases are as follows:

                                     For the Years Ending
                                          June 30,
                                          --------

                         Rental          Sublease
                        Payments         Rentals                 Net
                     --------------    -------------       --------------

2002                   $ 1,885,661       $199,179          $ 1,686,482

2003                     1,879,932        209,264            1,670,668

2004                     1,872,174              -            1,872,174

2005                     1,493,049              -            1,493,049

2006                     1,167,803              -            1,167,803

Thereafter               1,090,591              -            1,090,591
                     --------------    -------------       --------------
Total minimum
Payments required     $  9,389,210      $ 408,443          $ 8,980,767
                     ==============    =============       ==============

In addition to the above minimum rentals, the leases are subject to escalation clauses covering increases in real estate taxes and operating costs over the base year. The leases provide for renewal options for periods from two to ten years. Net rental expense charged to operations was approximately $2,074,000, $1,732,000 and $1,178,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with key management personnel. These agreements expire at different times through June 30, 2002. They contain provisions for future base salaries through this date that total $1,416,000. There is also a bonus arrangement for up to 20 percent of the base salary if individual goals are met. In addition, key management will be eligible for an excess bonus if such goals are exceeded.

On July 3, 2000, the Company entered into an employment agreement with an officer of the Company, providing, among other things, for the employment by the Company of the officer for a term of two years, effective immediately. Included in other assets as of June 30, 2001 is a non-collateralized loan receivable, with interest at the IRS rate of 8 percent, from this officer amounting to $300,000, which is due June 30, 2002. Additionally, in accordance with this employment agreement, in April 2001, the officer borrowed $500,000. Such loan was used in connection with the exercise of options and the officer has provided shares which are held by the Company, equal to 125 percent of the loan value as collateral for the loan. Accordingly, such loan has been reflected as a contra-equity account in stockholders' equity on the balance sheet at June 30, 2001.

In fiscal 1999 the Company entered into transition agreements with two former employees and directors of the Company. The agreements ended on June 30, 2001 and provide for total compensation of $320,000 and is included in the income statement as an unusual cost.

NOTE 8 - INCOME TAXES

Deferred tax attributes resulting from differences between financial accounting amounts and tax basis of assets and liabilities at June 30 are as follows:

Current assets and (liabilities)             2001            2000
                                          ---------       ---------

Allowance for doubtful accounts           $  19,871       $  38,351
Accrued vacation                            170,179         190,931
Accrued expenses                             32,626          32,626
Other                                        (2,765)        (10,948)
                                          ---------       ---------

Total current deferred tax asset          $ 219,911       $ 250,960
                                          =========       =========

Non-current assets and (liabilities)
Depreciation                              $(136,709)      $(253,302)
Deferred rental obligation                    2,889          (6,339)
Capitalized market research products           --            64,917
Transition agreement                           --           129,044
Other                                        13,393          13,284
                                          ---------       ---------

Total non-current deferred tax asset
(liability)                               $(120,427)      $ (52,396)
                                          =========       =========

The Company has a history of operating earnings. Although recognition is not assured, management has determined that the future operating income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. As a result, no valuation allowance has been provided for either year.

The sources of income before income taxes for the year ended June 30 is as follows:

                                  2001            2000            1999
                              ----------      ----------      ----------
United States                 $1,620,757      $2,398,620      $2,422,613
United Kingdom                 1,635,283         707,444         797,944
                              ----------      ----------      ----------
Total                         $3,256,040      $3,106,064      $3,220,557
                              ==========      ==========      ==========

NOTE 8 - INCOME TAXES (CONT`D)

The components of the provision for income taxes for the years ended June 30 are as follows:

Current expense
                                       2001              2000             1999
                                -----------       -----------      -----------
Federal                         $   365,317       $   469,762      $   866,768
State                               133,178           135,427          138,095
Foreign                             608,920           188,811          229,886
                                -----------       -----------      -----------
                                  1,107,415           794,000        1,234,749
Deferred expense (benefit)
Federal                              88,935           310,424           10,071
State                                24,926            71,264             --
Foreign                             (14,781)           13,748             --
                                -----------       -----------      -----------
                                $ 1,206,495       $ 1,189,436      $ 1,244,820
                                ===========       ===========      ===========

Reconciliation of the tax provision computed at the U.S. statutory tax rate to the income tax provided for the years ended June 30 is as follows:

                                         2001           2000           1999
                                    -----------    -----------    -----------

Computed provision at the
  statutory rate                    $ 1,107,054    $ 1,056,052    $ 1,055,508
International rate differences          (58,033)       (25,528)        12,707
State income tax, net                   104,349        136,416        136,638
Other                                    53,125         22,496         39,967
                                    -----------    -----------    -----------
Income tax provision                $ 1,206,495    $ 1,189,426    $ 1,244,820
                                    ===========    ===========    ===========

Included in Prepaid expenses and other current assets at June 30, 2001 and 2000 are prepaid taxes of $226,000 and $1,504,000, respectively.

NOTE 9 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION

The Company maintains a 401(k) Savings Plan for the benefit of all its employees. The 401(k) Savings Plan is funded through the Company's and participating employees' contributions and generally provides that employees may contribute, through payroll reductions, from 1 percent to 15 percent of their compensation. The Company has, in the past, made a matching contribution in an amount equal to 50 percent of each participating employee's elective contribution up to 6 percent of the participating employee's compensation. Company contributions charged to operating expense were approximately $355,000, $498,000 and $205,000 for fiscal years ended June 30, 2001, 2000, and 1999, respectively.

NOTE 10 - ACCRUED EXPENSES

The following is a summary of the items that comprise the accrued expenses and other current liabilities at June 30:

                                             2001             2000
                                             ----             ----

        Bonus and other payroll accruals    $ 1,476,847      $ 2,050,756
        Vacation accrual                        581,256          480,426
        Accrued project direct costs          1,851,531        1,232,784
        Accrued transition agreements           129,320          324,704
        Other                                   725,081          227,174
                                            -----------------------------
                                            $ 4,764,035      $ 4,315,844
                                            =============================

NOTE  11 - STOCK OPTION PLANS
           ------------------

The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options as permitted under Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) the fair value alternative method. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS 123, the Company will provide pro forma net income and pro forma earnings per share.

The Company's 1986 Stock Option Plan has authorized the grant of options to personnel for up to 1,800,000 shares of the Company's common stock. Under the Plan, options may be granted at not less than fair market value on the date of grant (85 percent of fair market value with respect to non-qualified options). Options granted under the plan become exercisable at such times as the Company elects and expire five years after the date of grant (five years and one day with respect to non-qualified options). On April 16, 1996 the Company adopted the 1995 Stock Incentive Plan and froze the 1986 Stock Option Plan.

The 1995 Stock Incentive Plan authorizes the Company to issue 4,500,000 stock options (of which 500,000 shares are subject to stockholder approval) to existing and future Officers, Directors, Employees and Consultants of the Company. Incentive Stock Options or Non-Statutory Stock Options become exercisable at such times as the Company elects and may be issued for a term of no more than ten years from the date of grant, at an option price not less than 100 percent of the fair market value of the Company's common stock at the date of grant. In addition, any non-employee director shall be automatically granted an option to purchase 10,000 shares of common stock for each year that such person serves as a director. However, such options shall vest 33-1/3 percent for each twelve months of continuous service until fully vested. As of June 30, 2001, there are 65,111 options available for grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for all options was estimated at the date of grant using the Black-Scholes option "pricing model with the following weighted-average assumptions for June 30, 2001, 2000 and 1999, respectively: risk-free interest rates of 5.72 percent,
5.68 percent and 5.20 percent; dividend yields of 0 percent, 0 percent and 0 percent; volatility factors of the expected market price of the Company's common stock of .63 , .78 and .76; and a weighted average expected life of the option of 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 June 30,
                                 2001              2000                 1999
                                 ----              ----                 ----

Pro forma net income           $1,460,046        $1,340,972          $1,640,445

Pro forma income per share
                     Basic        0.11             0.11                 0.14
                     Diluted      0.11             0.10                 0.13

The effect of pro forma compensation expense arising from stock options was to decrease net income by $589,499, $575,656 and $335,292 for the years ended June 30, 2001, 2000 and 1999, respectively.

A summary of the Company's stock option activity, and related information for the years ended June 30, follows:

                                            2001                               2000                              1999
                            ----------------------------------------------------------------------------------------------------
                                                   Weighted
                                     Options        Average         Options    Weighted Average   Options       Weighted Average
                                      (000)     Exercise Price       (000)      Exercise Price     (000)         Exercise Price
                                    ---------   --------------     ---------    ------------      --------       ---------------
Outstanding -Beginning
of Year                                3,291       $    1.76         4,144       $    1.56         3,001            $    1.04

Granted                                  636            3.21             -               -         1,429                 2.50
Exercised                             (1,202)          (0.95)         (853)          (0.96)         (286)              (1.07)
Forfeited                               (244)          (2.76)            -               -             -                    -
                                    ---------    ------------     ---------    ------------      --------         -----------

Outstanding - End of Year              2,481       $    2.43         3,291       $    1.76         4,144            $    1.56
                                    =========    ============     =========    ============      ========         ===========

Exercisable - End of Year              1,442       $    2.30         1,929            1.37           876                 1.85

Weighted average fair value
of options granted
during the  year:                                  $    1.71                        $    -                          $    1.61

Following is a summary of the status of stock options outstanding at June 30, 2001:


                                      Outstanding Options                           Exercisable

                                          Weighted              Weighted
                                           Average              Average                        Weighted
 Exercise Price                           Remaining            Exercise                         Average
    Range                   Number     Contractual Life          Price           Number      Exercise Price
-----------------------------------------------------------------------------------------------------------
$ .00 - $ .99                218,500       1.0 years            $   0.81         218,500       $   0.81
$1.00 - $1.99                281,000       1.9 years            $   1.52         276,225       $   1.52
$2.00 - $2.99              1,756,600       7.5 years            $   2.46         813,603       $   2.44
$3.00 - $3.99                 44,000       4.9 years            $   3.55          38,786       $   3.54
$4.00 - $4.99                110,000       9.0 years            $   4.06          24,953       $   4.06
Over $ 5.00                   70,000       3.5 years            $   7.13          70,000       $   7.13



The Company received 67,689, 4,535 and 98,949 shares of its own Common Stock with a fair market value of $232,632, $15,813 and $371,971 in connection with the exercise of certain stock options during fiscal years 2001, 2000 and 1999, respectively.

NOTE 12 - GEOGRAPHIC SEGMENT INFORMATION

The Company identifies its segments based on the Company's geographic locations and industries in which the Company operates. The Company currently has two reportable segments: US Market Research and UK Market Research. There were no significant inter-segment events which materially affected the financial statements. The Company measures segment profits based on income before income taxes. Information on segments and reconciliation to consolidated totals for the years ended June 30 (in thousands) are as follows:

Year ended June 30, 2001:          US Market      UK Market       Total
                                    Research       Research     Segments
                                    --------       --------     --------

Revenues                           $ 32,403        $ 21,379      $ 53,782
Depreciation and amortization         1,008             753         1,761
Operating income                      1,174           2,112         3,286
Interest income (expense)               446            (332)          114
Income before income taxes            1,621           1,635         3,256
Total assets                         17,925          11,284        29,209
Capital expenditures                    906             112         1,018

Year ended June 30, 2000:

Revenues                            $34,523        $ 16,233      $ 50,756
Depreciation and amortization           967             239         1,206
Operating income                      2,116             873         2,989
Interest income (expense)               228             (76)          152
Income before income taxes            2,344             762         3,106
Total assets                         25,578           9,541        35,119
Capital expenditures                  1,543             895         2,438

Year ended June 30, 1999:

Revenues                            $28,990        $ 12,572      $ 41,562
Depreciation and amortization           902             218         1,120
Unusual charge                          320               -           320
Operating income                      2,148             842         2,990
Interest income (expense)               274             (44)          230
Income before income taxes            2,423             798         3,221
Total assets                         14,783           6,934        21,717
Capital expenditures                    414             861         1,275

NOTE 13 - STOCKHOLDERS' EQUITY

On July 1, 1998, the Company closed an agreement with a number of investors, pursuant to which, among other things, the Investors purchased an aggregate of 1,000,000 shares of the Company's Common Stock at a price of $2.25 per share, and the Company issued options, exercisable at any time within five (5) years from the issuance thereof, to purchase an aggregate of 250,000 shares of the Company's Common Stock at an exercise price of $2.25 per share.

The Purchase Agreement includes a provision whereby the Investors will, on a best efforts basis, assist the Company in obtaining up to $25,000,000 in debt or equity financing for acquisitions or other projects approved by the Board of Directors of the Company.

On June 30, 1999, the Company's Board of Directors authorized the Company to repurchase from time to time over the next two years in open market transactions or otherwise up to one million shares of the Company's common stock. For the years ended June 30, 2001 and 2000, the Company has repurchased 16,500 shares and 76,250 shares, at a cost of $37,994 and $285,000, respectively, which were immediately retired.

On June 5, 2001, the Company's Board of Directors authorized the company to repurchase from time to time over a one-year period ending June 30, 2002 in open market transactions up to one million shares of the Company's common stock.

NOTE 14 - IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 with early application allowed at the beginning of fiscal years beginning after March 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will implement early adoption of the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in operating income of approximately $337,000 per year. During the first quarter of 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of July 1, 2001, and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In June 1998, the FASB issued SFAS No. 133 ("Statement 133"), Accounting for Derivative Instruments and Hedging Activities. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt Statement 133, as amended by Statement No. 137, which deferred the effective date to January 1, 2001. The provisions of this statement shall not be applied retroactively to financial statements of prior periods. The Company will adopt Statement 133 as of July 1, 2001. The Company believes that there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of Statement 133.

NOTE 15 - QUARTERLY RESULTS OF OPERATIONS

The following table presents summarized quarterly results for fiscal 2001 and 2000:

                                                     2001 (unaudited)
                                   ------------- -------------- ----------------- --------------
                                      First         Second           Third           Fourth
                                   ------------- -------------- ----------------- --------------
Revenues                                $14,029     $13,081              $12,396        $14,276
Gross profit                              6,960       6,086                5,875          9,814
Net income                                  504         617                  422            507
Basic net income per Share                  .04         .05                  .03            .04
Diluted net income per Share                .04         .05                  .03            .04


                                                     2000 (unaudited)
                                   ------------- -------------- ----------------- --------------
                                      First         Second           Third           Fourth
                                   ------------- -------------- ----------------- --------------
Revenues                                $13,791     $12,112              $10,273        $14,580
Gross profit                              6,860       5,222(1)             5,344          8,302
Net income                                  625         646                  413            233
Basic net income per Share                  .05         .05                  .03            .03
Diluted net income per Share                .05         .05                  .03            .03

(1) Gross profit was reduced by two multi-million dollar projects that included a large amount of data collection and processing costs.

NOTE 16 - INTEREST INCOME, NET

The components of interest income, net for the years ended June 30, are as follows:

                         2001           2000            1999
                      ---------      ---------       ---------
Interest Income       $ 765,339      $ 350,059       $ 274,251
Interest Expense        650,942       (197,931)        (43,789)
                      ---------      ---------       ---------
      Total           $ 114,397      $ 152,128       $ 230,462
                      =========      =========       =========

NOTE 17 - SUBSEQUENT EVENT

On August 6, 2001, the Company announced the signing of a definitive merger agreement with Harris Interactive Inc. ("Harris"). The merger, which is subject to regulatory approval and approval by the stockholders of both companies, calls for Harris to exchange 1.222 shares of Harris stock for each share of the Company's. When completed, existing Harris stockholders will own approximately
67.25 percent and the Company's stockholders will own approximately 32.75 percent of the outstanding equity of the combined company. Stockholders representing approximately 53 percent of the total outstanding common stock of Harris and approximately 24 percent of the total outstanding common stock of the Company have executed voting agreements pursuant to which they have agreed to vote their shares in favor of the transactions contemplated by the merger agreement. The merger is expected to be finalized in the fourth quarter of calendar year 2001. Following the merger, the Company will become a wholly owned subsidiary of Harris and, initially, will continue to operate under its existing name in the US and Europe. Transaction charges totaling approximately $145,000 were incurred in conjunction with the merger. Through June 30, 2001, these costs are reported as unusual charges in the accompanying Consolidated Statement of Income.

                 Schedule II - Valuation and Qualifying Accounts
                   TOTAL RESEARCH CORPORATION AND SUBSIDIARIES

Rule 12-09. Valuation and Qualifying Accounts


                               Balance at       Charged to
                               Beginning        Costs and        Deductions      Balance at
Description                    of Period        Expenses, net     Describe       End of period
-----------                    ---------        -------------     ---------      -------------
YEAR ENDED JUNE 30, 2001:

Allowance for uncollectible
  accounts                     $182,340           $104,586         $ 57,197(1)         $229,729

YEAR ENDED JUNE 30, 2000:

Allowance for uncollectible
  accounts                     $110,000           $ 85,340         $ 13,000(1)         $182,340

YEAR ENDED JUNE 30, 1999:

Allowance for uncollectible
  accounts                     $110,000               --               --              $110,000

(1) Write offs of fully reserved bad debts.

                                     Annex B

  Unaudited Consolidated Balance Sheet and Statements of Income and Cash Flows


                              TOTAL RESEARCH CORP.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                            September 30,       June 30,
                                                                                2001             2001
                                                                             --------          --------
                                                                                     (UNAUDITED)
                                  ASSETS

Current assets:
   Cash and cash equivalents                                                 $  1,050         $   2,308
   Accounts receivable                                                          9,518            11,197
   Costs and estimated earnings in excess of billings on uncompleted
      contracts                                                                 4,067             3,689
   Other current assets                                                         1,768             1,825
                                                                             --------          --------
              Total current assets                                             16,403            19,019

   Property, plant and equipment, net                                           4,014             3,835
   Goodwill and other intangibles                                               5,828             5,610
   Other assets                                                                   495               745
                                                                             --------          --------
              Total assets                                                   $ 26,740          $ 29,209
                                                                             ========          ========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current installment of long-term debt                                     $    992             3,885
   Accounts payable                                                             3,913             4,764
   Accrued expenses                                                             4,365             1,482
   Billings in excess of costs and estimated earnings on
      uncompleted contracts                                                     2,607             4,129
                                                                             --------          --------
              Total current liabilities                                        11,877            14,260

Long-term liabilities, excluding current installment                              634               573

Stockholders' equity:
   Common stock, including excess over par value                                9,314             9,314
   Accumulated other comprehensive loss                                          (707)             (593)
   Retained Earnings                                                            7,068             7,101
   Officer loan                                                                  (500)             (500)
   Less: Treasury stock at cost                                                  (946)             (946)
                                                                             --------          --------
              Total stockholders' equity                                       14,229            14,376
                                                                             --------          --------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 26,740          $ 26,209
                                                                             ========          ========


                              TOTAL RESEARCH CORP.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                  Three Months Ended    Three Months Ended
                                                    September 30,          September 30,
                                                        2001                  2000
                                                    ------------          ------------

Revenue from services                               $     12,722          $     14,030
Cost of services                                           5,779                 7,069
                                                    ------------          ------------
      Gross profit                                         6,943                 6,961

Operating expenses                                         7,050                 6,097
                                                    ------------          ------------
      Operating (loss) income                               (107)                  864

Interest and other income (expense), net                      46                   (34)
                                                    ------------          ------------
      (Loss) income before income taxes                      (61)                  830
                                                    ------------          ------------
Income tax (benefit) provision                               (28)                  326
                                                    ------------          ------------
      Net (loss) income                                      (33)                  504
                                                    ============          ============
Basic net (loss) income per share                   $      (0.00)         $       0.04
                                                    ============          ============
Diluted net (loss) income per share                 $      (0.00)         $       0.04
                                                    ============          ============
Weighted average shares outstanding - basic           13,536,280            12,596,591
                                                    ============          ============
Weighted average shares outstanding - diluted         13,547,498            13,405,157
                                                    ============          ============

                              TOTAL RESEARCH CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                    For the Three Months Ended
                                                                   September 30,    September 30,
                                                                      2001             2000
                                                                     -------          -------
Net cash (used in) provided by operating activities                  $  (412)         $   172
                                                                     -------          -------
Cash flows from investing activities:
   Capital expenditures                                                 (553)            (142)
                                                                     -------          -------
                  Net cash used in investing activities                 (553)            (142)
                                                                     -------          -------
Cash flows from financing activities :
   Payments on bank borrowings                                          --               (175)
   Payments on capital leases                                           --                (71)
   Proceeds from issuance of common stock                               --                512
                                                                     -------          -------
                  Net cash provided by financing activities             --                266

Effect of exchange rate changes on cash and cash equivalents            (293)            (165)
                                                                     -------          -------
Net (decrease) increase in cash and cash equivalents                  (1,258)             131
Cash and cash equivalents at beginning of period                       2,308            6,712
                                                                     -------          -------
Cash and cash equivalents at end of period                           $ 1,050          $ 6,843
                                                                     =======          =======


Note 1 - Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending June 30, 2002.

For further information, refer to the Consolidated Financial Statements and Footnotes thereto included in Total Research Corporation's Annual Report on Form 10-K for the year ended June 30, 2000.

Note 2 - Segment Information

Total Research Corporation and subsidiaries operate in one principal industry segment: marketing research services. Geographic financial information for the three-month periods ended September 30, 2001 and September 30, 2000 (in 000's) are as follows:

                            Three months ended        Three months ended
                              September 30,              September 30,
                                   2001                      2000
                         -------------------------  ------------------------

Revenues

           United States           7,543                      8,324
           Europe                  5,179                      5,706

                                 -------                    -------
Total
                                  12,722                     14,030
                                 -------                    -------

Operating income (loss)
           United States            (185)                       597
           Europe                    124                        267

                                 -------                    -------
Total                                (61)                       864
                                 -------                    -------

Note 3 - Subsequent Events.

On November 1, 2001, Harris Interactive Inc. acquired all of the issued and outstanding shares of the common stock, par value $.001 per share of Total Research Corporation, pursuant to an agreement and plan of merger dated as of August 5, 2001, by and among Harris Interactive, Total Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Harris Interactive, and Total Research Corporation. Under the merger agreement, Total Merger Sub was merged with and into Total Research Corporation, with Total Research Corporation continuing as the surviving corporation and as a direct, wholly owned subsidiary of Harris Interactive.

                             ---------------------

                            HARRIS INTERACTIVE INC.




                               10,799,836 SHARES

                                  COMMON STOCK



                            -----------------------

                                   PROSPECTUS

                               ___________, 2003

                            -----------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee ..................................            $ 5,618
Legal Fees and Expenses ...............................            $10,000
Accounting Fees and Expenses ..........................            $10,000
Miscellaneous .........................................            $ 2,000
                                                                   --------
 TOTAL ................................................            $27,618

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Article VIII of the registrant's Bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

         Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Article X of the registrant's Amended and Restated Certificate of Incorporation provides for such limitation of liability.

ITEM 16. EXHIBITS.

         The following exhibits are filed with this Registration Statement:

         5        Opinion of Harris Beach LLP.

         10.1 Registration Agreement dated July 7, 1998 among the Registrant, Brinson Venture Capital Fund III, L.P., Brinson MAP Venture Capital Fund III Trust and the Virginia Retirement System (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed September 17, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         10.2 Amendment No. 1 to the Registration Agreement among the Registrant, Brinson Venture Capital Fund III, L.P., Brinson MAP Venture Capital Fund III Trust and the Virginia Retirement System, dated as of October 15, 1999 (filed as Exhibit 10.16 to the Registrant's Registration Statement on Form S-1/A filed October 26, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         10.3 Registration Agreement between the Registrant and Riedman Corporation dated as of October 15, 1999 (filed as Exhibit
                  10.17 to the Registrant's Registration Statement on Form S-1/A filed October 26, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         23.1     Consent of PricewaterhouseCoopers LLP, Independent
                  Accountants.

         23.2     Consent of Ernst & Young LLP, Independent Auditors

         23.3     Consent of Harris Beach LLP (included in Exhibit 5)

         24       Power of Attorney (included at pages II-4 and II-5).

ITEM 17.  UNDERTAKINGS.

(a) RULE 415 OFFERINGS.

         The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New York, on this 1st day of July, 2003.

                                    HARRIS INTERACTIVE INC.


                                    By:        /s/ Gordon S. Black
                                             --------------------------------
                                             Gordon S. Black, Chairman and
                                             Chief Executive Officer



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints, jointly and severally, Gordon S. Black and Bruce
A. Newman, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement and Power of Attorney have been signed below by the following persons in the capacities and on the dates indicated:

Signature                                Title                                   Date
---------                                -----                                   -----
By:      /s/  Gordon S. Black            Chairman of the Board and Chief         July 1, 2003
       ----------------------
       Gordon S. Black                   Executive Officer (Principal
                                         Executive Officer)

By:      /s/  Bruce A. Newman            Chief Financial Officer, Secretary      July 1, 2003
       ----------------------
       Bruce A. Newman                   and Treasurer (Principal Financial
                                         and Accounting Officer)

By:      /s/ Albert Angrisani            President, Chief Operating Officer      July 1, 2003
       ----------------------
       Albert Angrisani                  and Director

By:      /s/ Benjamin D. Addoms          Director                                July 1, 2003
       ------------------------
       Benjamin D. Addoms

By:      /s/ Leonard R. Bayer            Director                                July 1, 2003
       ----------------------
       Leonard R. Bayer


By:      /s/  Thomas D. Berman           Director                                July 1, 2003
       -----------------------
       Thomas D. Berman

By:      /s/ David Brodsky               Director                                July 1, 2003
       -------------------
       David Brodsky

By:      /s/  James R. Riedman           Director                                July 1, 2003
       -----------------------
       James R. Riedman

By:      /s/ Howard L. Shecter           Director                                July 1, 2003
       -----------------------
       Howard L. Shecter


                                  EXHIBIT INDEX

         5        Opinion of Harris Beach LLP.

         10.1 Registration Agreement dated July 7, 1998 among the Registrant, Brinson Venture Capital Fund III, L.P., Brinson MAP Venture Capital Fund III Trust and the Virginia Retirement System (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed September 17, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         10.2 Amendment No. 1 to the Registration Agreement among the Registrant, Brinson Venture Capital Fund III, L.P., Brinson MAP Venture Capital Fund III Trust and the Virginia Retirement System, dated as of October 15, 1999 (filed as Exhibit 10.16 to the Registrant's Registration Statement on Form S-1/A filed October 26, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         10.3 Registration Agreement between the Registrant and Riedman Corporation dated as of October 15, 1999 (filed as Exhibit
                  10.17 to the Registrant's Registration Statement on Form S-1/A filed October 26, 1999 (SEC File No. 333-87311) and incorporated herein by reference).

         23.1     Consent of PricewaterhouseCoopers LLP, Independent
                  Accountants.

         23.2     Consent of Ernst & Young LLP, Independent Auditors.

         23.3     Consent of Harris Beach LLP (included in Exhibit 5).

         24       Power of Attorney (included at pages II-4 and II-5).